Mail Stop 3010

August 21, 2009

Mr. Jeffrey H. Foster
Chief Accounting Officer
DuPont Fabros Technology, Inc.
1212 New York Avenue, NW
Washington, DC 20005

> **Re:** **DuPont Fabros Technology, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 1-33748**

Dear Mr. Foster:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel Gordon
Branch Chief